

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Daniel P. Gold, Ph.D.
President & Chief Executive Officer
MEI Pharma, Inc.
3611 Valley Centre Drive, Suite 500
San Diego, California 92130

>   **Re: MEI Pharma, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 7, 2020**
>   **File No. 333-238056**

Dear Dr. Gold:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Finnbarr D. Murphy